May 4, 2026

Alexandros Tsirikos
Chief Financial Officer
TOP SHIPS INC.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

        Re: TOP SHIPS INC.
            Registration Statement on Form F-1
            Filed April 24, 2026
            File No. 333-295328
Dear Alexandros Tsirikos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Will Vogel